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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

869628

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___1-1-2025___ AND ENDING ___12/31/2025___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **S2K Financial LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9145 Narcoossee Road, Suite 207
(No. and Street)

Orlando   **FL**   **32827**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mary Lou Malanoski   **(917) 743-9669**   mlmalanoski@s2kco.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

1411 Broadway, 9th Flr   **New York**   **NY**   **10019**
(Address)   (City)   (State)   (Zip Code)

8/27/2003   **100**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
    accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
    CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mary Louise Malanoski _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of S2K Financial LLC _____, as of February 27 _____, 2026 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Florida

The foregoing instrument was acknowledged this 27th day of Feb 2026 by Mary who personally appeared before me and acknowledged that he/she signed the instrument voluntarily for the purpose expressed in it.

Jennifer L. Hormell
Signature of Notary Public
Jennifer L. Hormell
Print, type or stamp Commissioned Name of Notary Public

JENNIFER L. HORMELL
Commission # HH 241248
Expires May 12, 2026

Signature: _____

Title: CFO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

S2K Financial LLC

Financial Statements and Supplementary Schedules
With Report of Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5 under the Securities Exchange Act
  of 1934
December 31, 2025

S2K Financial LLC
Index
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member and Board of Directors of
S2K Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of S2K Financial LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.
New York, New York
February 27, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

S2K Financial LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$ 1,035,280
Accounts receivable - net of allowance for credit losses of $270,549	11,177
Accounts receivable - affiliates	186,334
Operating lease right-of-use asset	175,667
Prepaid and deferred expenses	90,063
Other assets	41,783
Total assets	$ 1,540,304

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$ 178,675
Due to affiliates	132,693
Operating lease liability	175,667
Total liabilities	487,035
Member's equity	1,053,269
Total liabilities and member's equity	$ 1,540,304

The accompanying notes are an integral part of these financial statements.

S2K Financial LLC
Footnotes to Financial Condition
December 31, 2025

1. Organization

S2K Financial LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on May 15, 2015. The Company is a wholly owned subsidiary of S2K Partners Co. LLC (the "Parent"). The Company is a broker-dealer, is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of providing capital raising and financial advisory services to companies through the development of securities products designed for retail investors, which are distributed on a best efforts basis through independent broker-dealers, and through private placement of securities, mergers and acquisitions, corporate financing, and investment advisory services to institutional investors. The Company may also enter into referral arrangements with investment advisors, pursuant to which the Company will refer prospective customers in return for a finder's fee.

In accordance with Accounting Standards Update ("ASU") 2014-15, *Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern*, the Company believes that its business operations will continue for the foreseeable future, as it has the support of the Parent which will provide additional investment into the Company as required. The Company has incurred losses since its inception in 2016, including a loss of $853,619 for the year ended 2025. The Company's Parent has committed to fund the working capital needs of the Company until the earlier of one year from the date of these financial statements or sufficient revenue is earned.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Estimates, judgments, and assumptions include the determination of contractual revenue, accrued revenue, accounts receivable, accrued liabilities, and leases. Actual results could differ from these estimates.

Revenue Recognition
In accordance with ASU 2014-9, *Revenue from Contracts with Customers,* the Company uses a five-step process: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) a performance obligation is satisfied.

The recognition and measurement of revenue are based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fee Income and Expense Reimbursement Income
The Company earns fees for services connected with capital raising activity pursuant to agreements with entities or individuals. The Company earns dealer manager fees upon the closing of the sale of a security if sold by a participating broker-dealer and may earn fees upon closing or over time if sold by a participating registered investment advisor. Revenue is recognized on the trade date for securities sold pursuant to a public offering and on the acceptance date by the issuer for private

placements. Marketing fees and reimbursement of expenses in connection with marketing services provided under dealer manager agreements are recognized when the fees are received or the expenses are incurred. The revenue is recognized for these activities as the services have been provided, the fees are determinable, and collection is reasonably assured. For agreements with individuals or start-up entities to raise capital, reimbursement of expenses is only recognized upon receipt of reimbursement as collection is not assured. For the year ended December 31, 2025, revenue from dealer manager contracts related to the sale of securities was $964,069 and revenue from marketing fees was $1,473,276.

Credit Losses on Financial Instruments

The Company accounts for credit losses in accordance with Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses*, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in credit loss expense.

The Company evaluates its accounts receivable on an individual basis given the high concentration and limited number of accounts. The Company reviews the past pattern of collectability, and evaluates the financial situation of the customer in light of economic expectations. As of December 31, 2025, there was an allowance of $270,549 and as of December 31, 2024, there was no allowance for credit losses.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Accounts receivable from contracts with customers, including affiliates, were $197,511 at December 31, 2025, and $609,806 at December 31, 2024.

Amounts due from affiliates were $186,334 and $255,468 at December 31, 2025 and 2024, respectively.

The Company had no contract assets or contract liabilities at either December 31, 2025 or 2024.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution.

Leases
The Company accounts for its lease under ASC 842, *Leases.* Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded in the statement of financial condition as both a right-of-use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The operating lease right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the operating lease right-of-use asset result in straight-line expense over the lease term.

In December 2025, the Company entered into a three-year lease with an option to extend for an

additional three years. As the implicit interest rate was not readily determinable, the Company estimated its incremental borrowing rate.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state, and certain local income taxes. Accordingly, the Company has not provided for income taxes.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

New Accounting Pronouncement
In November 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.* ASU 2023-07 is intended to improve reportable segment disclosure by requiring disclosure of incremental segment information on an annual and interim basis, such as annual and interim disclosure of significant segment expenses that are regularly provided to the chief operating decision maker or interim disclosure of a reportable segment's profit or loss and assets. ASU 2023-07 requires that a public entity that has a single reportable segment provide all the disclosures required by ASU 2023-07 and all existing segment disclosures in Topic 280. The amendments in ASU 2023-07 are effective for fiscal years beginning after December 15, 2023. The disclosures are applied retrospectively to all periods presented. The Company has one reportable segment, and it adopted ASU 2023-07 for the year ended December 31, 2024. The adoption of ASU 2023-07 did not have a material impact on the Company's financial statements and related disclosures.

3.   **Transactions with Related Parties**

The Company has an Expense Sharing Agreement ("ESA") with two affiliated entities, S2K Asset Management LLC ("S2K AM") and S2K Servicing LLC ("Servicing"), whereby certain office and administrative services are shared between the Company, S2K AM, and Servicing based upon usage and estimated allocation of shared personnel. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. There are three shared employees. One employee is shared between the Company and Servicing, and the Company paid approximately 12% of his costs. One employee is shared between the Company and S2K AM for which the Company paid 50% of the employee's costs. One employee is shared between the Company, S2K AM, and Servicing, and the Company paid 70% of the employee's costs. For the year ended December 31, 2025, the total amount of the Company's costs covered by this agreement was $474,101.

Pursuant to a dealer manager agreement with S2K Charlotte Multifamily OZ Fund LP ("S2K Charlotte Fund"), the Company receives dealer manager fees, marketing fees, and reimbursements from S2K Charlotte Fund. S2K AM through its subsidiaries controls S2K Charlotte Fund as the general partner and the manager of S2K Charlotte Fund.

Pursuant to a dealer manager agreements with S2K/Miller Fund LP ("S2K/Miller"), S2K/Miller CLT Roth LLC ("CLT Roth"), and S2K/Miller CLT DST ("CLT DST"), the Company receives dealer manager fees and marketing fees and may receive reimbursements from S2K/Miller, CLT Roth, and CLT DST. S2K AM through its subsidiaries controls S2K/Miller as a member of the general partner and the manager of S2K/Miller. S2K/Miller through its subsidiaries controls CLT Roth as a general partner. S2K AM also has a direct investment in CLT Roth. S2K/Miller also controls CLT DST as a

sponsor through a subsidiary.

Revenue from related parties was $1,989,768 for 2025. As of December 31, 2025, accounts receivable from related parties were $186,334.

Pursuant to an agreement with one customer, the Company and S2K AM may be jointly engaged. An agreement between the Company and S2K AM provides for a fee allocation in these situations. In 2025, there were no fees earned from this agreement.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

4. **Concentrations**

The Company earned commissions and is entitled to be reimbursed for expenses in connection with its offerings. Four affiliated clients accounted for 81% of revenues in 2025. At December 31, 2025, there was an amount of $186,334 in accounts receivable - affiliates from one of these clients.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows.

5. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2025, the Company had regulatory net capital of $723,912, which was $703,154 above the required net capital of $20,758. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.4 to 1 at December 31, 2025.

The Company relies on Footnote 74 of SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5 as the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). The Company acts as a dealer manager for public and private best efforts securities offerings which are distributed through independent broker-dealers or registered investment advisors.

6. **Leases, Commitments, and Contingencies**

The Company entered into an operating lease for its new headquarters in Orlando, Florida, in December 2025. Payments due under the lease contract include fixed payments and variable payments which include the Company's share of the building's property taxes and common area maintenance. These variable payments were not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The Company used a discount

rate of approximately 5.7%. The lease expires in December 2028. As of December 31, 2025, the Company has a refundable security deposit of $6,783 included in other assets in connection with its lease.

As of December 31, 2025, the Company reported an operating lease right-of-use asset of $175,667 and operating lease liability of $175,667. As of December 31, 2025, the maturities of the operating lease liability are as follows:

Year ending December 31,	
2026	$ 62,022
2027	63,541
2028	65,090
Less imputed interest	14,986
Total lease liability	$ 175,667

Rent expense, which is included in occupancy costs, was $91,549 for the year ended December 31, 2025. Cash paid for amounts in connection with the prior operating lease was $84,431 for the year ended December 31, 2025, which includes an implied interest component of $2,237, and is included in occupancy costs in the statement of operations.

7.   **Guarantees**

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index, or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has no guarantees outstanding at December 31, 2025, and issued no guarantees during the year then ended.

8.   **Business Segment**

The Company is a broker-dealer that is registered with the SEC, and is a member of FINRA. The Company's operations consist of providing capital raising and financial advisory services to companies through the development of securities products designed for retail investors, which are distributed on a best efforts basis through independent broker-dealers, and through private placement of securities. The Chief Operating Decision Maker ("CODM") is the Company's Chief Executive Officer, and the CODM does not distinguish or group operations based on geography, size, type, or other basis when assessing the financial performance of the Company. Accordingly, the Company manages and evaluates its activities as a single reportable business segment.

The CODM receives consolidated financial and operational data to assess performance and determine the overall direction of the Company. The key performance indicators used by the CODM are directly reflected on the Company's financial statements, including:

Fee income: this metric represents the total income received related to the sales of financial products and advice. Fee income is reported in the revenue section of the statement of operations.

Total expense: this metric includes all costs related to acting as a dealer manager or financial advisor and is disclosed under the expense section of the statement of operations.

Net loss: this metric reflects the Company's overall financial performance. It is reported in the statement of operations.

Excess net capital: this metric is not a measure of profit or loss and is used to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits, pay dividends, or contribute additional capital (see Note 5).

The accounting policies to measure the profit or loss of the segment are the same as described in the summary of significant accounting policies. See Note 4 for concentrations of revenue.

9.   **Subsequent Events**

Management of the Company evaluated subsequent events or transactions that occurred through the date these financial statements were issued. No events have been identified that require recognition or disclosure.